Exhibit 99.1

Blue Hat Interactive Entertainment Technology to Launch “Talking Tom and Friends” Bouncing Bubble in China

XIAMEN, China, Nov. 12, 2019 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games and toys in China, today announced the launch of a new collection of its popular “Bouncing Bubble” range of toys in China, in partnership with media franchise “Talking Tom and Friends”.

Bouncing Bubble is a product designed using environmentally friendly and toxic-free liquid allowing for large, strong bubbles that are not expected to easily pop. Children can bounce these bubbles using a paddle or gloves, as if they were ping pong balls, for an extra level of fun than can be provided by conventional bubble products.

The new “Talking Tom and Friends” Bouncing Bubble product range features images of characters from the “Talking Tom and Friends” universe on both the products themselves and the design of their packaging. Blue Hat believes that the new product line will allow its Bouncing Bubble products to find a new audience among children in China who are fans of the globally renowned “Talking Tom and Friends” media franchise.

“Award-winning media franchise ‘Talking Tom and Friends’ is beloved across the world for its cute characters and instantly recognizable visual identity,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “Blue Hat’s partnership with ‘Talking Tom and Friends’ promises to attract a greater number of children to our innovative ‘Bouncing Bubble’ product, which allows them to play with bubbles that last longer and are larger than conventional bubbles, and are free from harmful chemicals. We look forward to introducing elements of the ‘Talking Tom and Friends’ franchise to other product lines from across our broad portfolio of cutting-edge toys and games.”

More information about Blue Hat’s product portfolio, including “Talking Tom and Friends” Bouncing Bubble, can be found on Blue Hat’s IR website product page.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

About Talking Tom and Friends

Talking Tom and Friends is a media franchise created by Outfit7 Limited. The franchise focuses on various mobile apps involving anthropomorphic animal-look characters. The first app, Talking Tom Cat, was launched in 2010. As of November 2019, Talking Tom and Friends related apps from Outfit7 have achieved more than 10 billion downloads.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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